Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

July 8, 2011

Subject Line: New iPath® US Treasury 5-year Exchange Traded Notes

(Name or Greeting),

We are pleased to announce the coming launch of the iPath® US Treasury 5-year Exchange Traded Notes (ETNs) listed below. We anticipate trading to begin on or around Tuesday, July 12th.

The new iPath ETNs provide targeted bull and bear exposure to 5-year US Treasury yields and expand the existing suite of iPath Fixed Income ETNs.

iPath® ETN	NYSE Exchange Ticker
iPath® US Treasury 5-year Bull ETN	DFVL
iPath® US Treasury 5-year Bear ETN	DFVS

If you should have any questions or need additional information, please feel free to contact me at xxx-xxx-xxxx.

Best Regards,

(Name)

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see

“Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Fund Distribution Company assists in the promotion of the iPath ETNs.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to investing directly in an index or in any particular index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the level of the relevant index has increased or decreased (as may be applicable to the particular series of Securities). An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

An investment in iPath ETNs linked to the performance of the Barclays Capital 5Y US Treasury Futures Targeted Exposure IndexTM is subject to risks associated with fluctuations, particularly a decline (or, in the case of iPath ETNs inversely linked to the performance of any of such indices, an increase) in the value of the respective index. The market value of the ETNs may be influenced by many unpredictable factors.

There is no guarantee that the respective index level will increase or decrease by 1.00 point for every 0.01% decrease or increase in the 5-year yield. Market prices for 5-year Treasury futures contracts may not capture precisely the underlying changes in the 5-year yields. The index calculation methodology uses the mathematical approximation of modified duration, which has certain limitations in approximating the relationship between Treasury note prices and yields. Additionally, the index’s weights are rebalanced on a monthly basis only and such weightings may not be optimal on any given index business day. For a description of additional risks of investing in the ETNs, see “Risk Factors” in the applicable prospectus.

“Barclays Capital 5Y US Treasury Futures Targeted Exposure IndexTM” is a trademark of Barclays Bank PLC.

© 2011 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0405-0711

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE